[redacted]

15007878

PE 1/30/2015

NO ACT

Walmart

Save money. Live better.

Legal
Corporate

Received SEC

JAN 30 2015

Washington, DC 20549

Geoffrey W. Edwards
Senior Associate General Counsel

702 SW 8th Street
Bentonville, AR 72716-0215
Phone 479.204.6483
Fax 479.277.5991
Geoffrey.Edwards@walmartlegal.com

January 30, 2015

VIA E-MAIL to shareholderproposals@sec.gov

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public Availability: 1-30-15

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ***Wal-Mart Stores, Inc.***
Shareholder Proposal of The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that, subject to the outcome of pending litigation in the U.S. Court of Appeals for the Third Circuit, Wal-Mart Stores, Inc. (the "Company" or "Walmart") intends to omit from its proxy statement and form of proxy for its 2015 Annual Shareholders' Meeting (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

This is not a request to the Staff for a no-action letter. The Company is contemporaneously engaged in litigation in the U.S. Court of Appeals for the Third Circuit (No. 14-476) seeking reversal of a judgment by the U.S. District Court for the District of Delaware. *See Trinity Wall Street v. Wal-Mart Stores, Inc.*, 2014 WL 6790928 (D. Del. Nov. 26, 2014). If the Third Circuit rules that the Proposal is excludable under either Rule 14a-8(i)(7) or Rule 14a-8(i)(3), the Company will exclude the Proposal from its 2015 Proxy Materials. Set forth below is the Company's analysis of these bases for excluding the Proposal.

THE PROPOSAL

The Proposal states:

> **"RESOLVED:**
>
> Stockholders request that the Board amend the Compensation, Nominating and Governance Committee charter (or add an equivalent provision to another Board committee charter) as follows:
>
> '27. Providing oversight concerning the formulation and implementation of, and the public reporting of the formulation and implementation of, policies and standards that determine whether or not the Company should sell a product that:
>
> 1) especially endangers public safety and well-being;
>
> 2) has the substantial potential to impair the reputation of the Company; and/or
>
> 3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brand.'
>
> This oversight and reporting is intended to cover policies and standards that would be applicable to determining whether or not the company should sell guns equipped with magazines holding more than ten rounds of ammunition ("high capacity magazines") and to balancing the benefits of selling such guns against the risks that these sales pose to the public and to the Company's reputation and brand value."

In addition, the Proposal's supporting statement explains:

> The proposal . . . seeks to ensure appropriate and transparent Board oversight of the sale by the company of products that especially endanger public safety and well-being, risk impairing the company's reputation, or offend the family and community values integral to the company's brand. . . . [G]uns equipped with high capacity magazines are just one example . . . .

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We have concluded that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations; and

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Addresses Matters Relating To The Company's Ordinary Business Operations.

We believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations, specifically, decisions concerning the products offered for sale by the Company.

Rule 14a-8(i)(7) permits the Company to omit from its proxy materials a shareholder proposal that relates to its "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, one of these considerations was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

Here, the Proposal involves an area of the Company's ordinary business operations, namely decisions concerning the products offered for sale by the Company. As discussed in more detail below, the Staff has concurred with the exclusion of similar shareholder proposals under Rule 14a-8(i)(7).

A. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Addresses Decisions Concerning A Wide Variety Of The Products Offered For Sale By The Company.

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it addresses the Company's ability to offer certain products—specifically products that (1) "endanger[] public safety and well-being"; (2) "ha[ve] the substantial potential to impair the reputation of the Company"; and/or (3) "would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brand." As discussed below, the Staff consistently has concurred that decisions by retailers as to products they sell are part of a company's ordinary business operations and thus may be excluded under Rule 14a-8(i)(7).

The Staff consistently has concurred in the exclusion of proposals relating to the sale of particular products. For example, in *Wells Fargo & Co.* (avail. Jan. 28, 2013, *recon. denied* Mar. 4, 2013), a proposal requested that the company prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of the company's direct deposit advance lending service. The company argued that the proposal could be excluded under Rule 14a-8(i)(7) as relating to the company's decision to offer specific lending products and services to its customers, a core feature of the ordinary business of banking. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(7), noting in particular that "the proposal relates to the products and services offered for sale by the company." As the Staff further explained, "[p]roposals concerning the sale of particular products and services are generally excludable under [R]ule 14a-8(i)(7)." *See also Pepco Holdings, Inc.* (avail. Feb. 18, 2011) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal that urged the company to pursue the market for solar technology and noting that "the proposal relates to the products and services offered for sale by the company"); *Wal-Mart Stores, Inc. (Albert)* (avail. Mar. 30, 2010) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requiring that all Company stores stock certain amounts of locally produced and packaged food as concerning "the sale of particular products"); *Wal-Mart Stores, Inc. (Porter)* (avail. Mar. 26, 2010) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal "to adopt a policy requiring all products and services offered for sale in the United States of America by Wal-Mart and Sam's Club stores shall be manufactured or produced in the United States of America" and noting that "the proposal relates to the products and services offered for sale by the [C]ompany"); *Lowes Cos., Inc.* (avail. Feb. 1, 2008) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal encouraging the company to end the sale of glue traps as relating to "the sale of a particular product"); *Marriott International, Inc.* (avail. Feb. 13, 2004) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company eliminate sexually explicit content from its hotel gift shops and television programming as relating to "the sale and display of a particular product and the nature, content and presentation of programming"); *The Kroger Co.* (avail. Mar. 20, 2003) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting the company cease making available certain shopping cards to its customers as relating to "the manner in which a company sells and markets its products").

Like proposals regarding lending products and services in *Wells Fargo*, solar products in *Pepco Holdings* and products that are produced locally or in the United States in the *Wal-Mart* letters cited above, the Proposal addresses decisions concerning the products offered for sale by the Company. The Proposal requests that the charter of the Compensation, Nominating and Governance Committee of the Company's Board of Directors be amended to charge that committee with the oversight of "policies and standards that determine whether or not the Company should sell" certain products, namely products that could potentially (1) "endanger[] public safety and well-being"; (2) "impair the reputation of the Company"; and/or (3) be "offensive to the family and community values integral to the Company's promotion of its brand." By calling for policies that would govern the Company's decisions whether to sell particular products, the Proposal seeks to subject these decisions to shareholder oversight. As a retailer, the Company sells hundreds of thousands of products in its stores, wholesale warehouse clubs, and online, and it is a fundamental responsibility of management to decide which products to sell. In making these decisions, the Company's management must consider myriad factors, including the tastes and preferences of customers, the products offered by the Company's competitors, the laws where the Company's stores and clubs are located and the availability and prices charged by the Company's suppliers. Balancing such interests is a complex issue and is "so fundamental to management's ability to run [the C]ompany on a day-to-day basis that [it] could not, as a practical matter, be subject to direct shareholder oversight." *See* 1998 Release. Accordingly, because the Proposal relates to decisions concerning the products offered for sale by the Company, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

B. Regardless Of Whether The Proposal Touches Upon A Significant Policy Issue, The Entire Proposal Is Excludable Because It Addresses Ordinary Business Matters.

The well-established precedent set forth above demonstrates that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7).

While the Staff has found some proposals addressing the issue of gun violence to implicate significant policy issues, the Proposal is distinguishable from those past proposals because it is not limited to that significant policy issue. Even where a proposal has been deemed to touch upon a significant policy issue, the Staff has concurred in the exclusion of proposals that were overly broad in nature. For example, the proposal in *PetSmart, Inc.* (avail. Mar. 24, 2011) requested that the board require its suppliers to certify they had not violated "the Animal Welfare Act, the Lacey Act, or any state law equivalents," the principal purpose of which related to preventing animal cruelty. The Staff granted no-action relief under Rule 14a-8(i)(7) and stated, "Although the humane treatment of animals is a significant policy issue, we note your view that the scope of the laws covered by the proposal is 'fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping.'" *See also Mattel, Inc.* (avail. Feb. 10, 2012) (concurring in the exclusion of a proposal that requested the company require its suppliers publish a report detailing their compliance with the International Council of Toy Industries Code of Business Practices, noting that the ICTI encompasses "several topics that relate to . . . ordinary business operations and are not significant policy issues"); *JPMorgan Chase & Co.* (avail. Mar. 12, 2010) (concurring in the exclusion of a proposal that requested the adoption of a policy barring future financing of companies engaged in a particular practice that impacted the environment because the proposal addressed "matters beyond the environmental impact of JPMorgan Chase's project finance decisions").

Here, by requesting policies that would govern the Company's sales of products that could conceivably "endanger[] public safety and well-being," could "impair the reputation of the Company" or "would reasonably be considered by many offensive to . . . family and community values," the Proposal extends far beyond any significant policy issue raised by gun violence. The Proposal's supporting statement reiterates the Proposal's breadth, explaining that it "seeks to ensure . . . oversight of the sale by the company of products that especially endanger public safety and well-being" and referring to "guns equipped with high capacity magazines" as "just one example." The broad language of the Proposal and supporting statement implicates many products beyond firearms, especially in light of the multitude of products the Company offers. As a result, the Proposal could implicate a wide variety of different types of products that one or more individuals may, in their subjective judgment, deem potentially dangerous to public safety, harmful to the Company's reputation, or offensive to "family and community values." Like the proposals in *PetSmart*, *Mattel* and *JPMorgan Chase*, where companies were permitted to exclude proposals as broad in nature despite touching upon significant policy issues, the Proposal addresses product sales that touch upon a wide swath of products. Thus, the Proposal is both much broader than, and not focused on, the significant policy issue raised by gun violence. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(7).

The Proposal also fails to avoid exclusion as focusing on a significant policy issue for a second reason: the Company is not a manufacturer of the firearms and related products that the Proposal references. The Staff stated in Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E") that a shareholder proposal focusing on a significant policy issue "generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company." Consistent with this position, the Staff on numerous occasions has concurred that a proposal relating to a *retailer's* sale of a controversial product, including firearms and related products, may be excluded. *Compare Sturm, Ruger & Co.* (avail. Mar. 5, 2001) (declining to concur in the exclusion of a proposal that requested the gun manufacturer provide a "report on company policies and procedures aimed at stemming the incidence of gun violence in the United States") *with Wal-Mart Stores, Inc.* (avail. Mar. 9, 2001) (concurring with the exclusion on the basis of Rule 14a-8(i)(7) of a proposal that requested the retailer to stop selling "handguns and their accompanying ammunition"). *See also Dillard's, Inc.* (avail. Feb. 27, 2012) (concurring in the exclusion of a proposal "to develop a plan . . . to phase out the sale of fur from raccoon dogs" on the basis of Rule 14a-8(i)(7) and noting that it related to "the products offered for sale by the company"); *Rite Aid Corp. (New York City Police Pension Fund et al.)* (avail. Mar. 26, 2009) (concurring in a retailer's exclusion under Rule 14a-8(i)(7) of a shareholder proposal requesting the board to report on the company's response to regulatory and public pressures to end sales of tobacco products because the proposal related to the "sale of a particular product"); *The Home Depot, Inc.* (avail. Jan. 24, 2008) (concurring in the exclusion of a proposal on the basis of Rule 14a-8(i)(7) that requested the company "end its sale of glue traps" because it related to "the sale of a particular product," notwithstanding the proponent's argument that their sale had been "the subject of public debate and controversy"); *Walgreen Co.* (avail. Sept. 29, 1997) (concurring in the retailer's exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal to end the retailer's sale of tobacco).

Here, to the extent the Proposal addresses decisions relating to the Company's sale of firearms with "high capacity magazines," the subject matter of the Proposal directly relates to the Company's ordinary business operations as a retailer and *not* a manufacturer of firearms and related products. Thus, consistent with *Wal-Mart*, *Dillard's*, *Rite Aid*, *Home Depot* and *Walgreen*, the Proposal lacks "a sufficient nexus" to the Company and is therefore excludable.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

We believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be inherently misleading.

Rule 14a-8(i)(3) states that an issuer may exclude a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules." As courts have recognized, a proposal is excludable under Rule 14a-8(i)(3) if it is "vague" or "misleading." *N.Y.C. Emps.' Ret. Sys. v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992); see also *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("The Commission's view was stated in its opinion as follows: . . . '[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail. . . . We therefore did not feel that we could compel the company to include the proposal.'").

Similarly, the SEC staff has stated that a proposal is excludable under Rule 14a-8(i)(3) if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); see also *Fuqua Indus., Inc.* (avail. Mar. 12, 1991) (concurring with exclusion under Rule 14a-8(i)(3) where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal"). Thus, where key terms in a proposal are overly vague or indefinite, exclusion under Rule 14a-8(i)(3) is proper:

- *The Home Depot Inc.* (avail. Mar. 28, 2013) (concurring in exclusion of proposal requesting that the company's board "take[] the steps necessary (excluding steps that must be taken by shareholders) to strengthen our weak shareholder right to act by written consent . . . [including] removal of the requirement that a percentage of shares ask for a record date to be set and removal of the requirement that all shareholders must be solicited" where the proposal did not explain what was a "weak" shareholder right to act by written consent and where it was unclear whether there were additional procedural or other requirements associated with the company's right to act by written consent that qualified as "weak" under the proposal);

- *Staples, Inc.* (avail. Mar. 5, 2012) (concurring in exclusion of proposal seeking to limit accelerated vesting of equity awards in the event of "termination" or a "change-in-control," subject to "pro rata vesting," where such terms were subject to multiple interpretations);

- *Berkshire Hathaway Inc.* (avail. Jan. 31, 2012) (concurring in exclusion of proposal requiring the board of directors to "sign-off b[y] means of an electronic key ... [on] figures and policies that show a high risk condition for the company" because "electronic key" and "figures and policies" could each be construed in multiple ways);

- *The Boeing Co. (Recon.)* (avail. Mar. 2, 2011) (concurring in exclusion of a proposal asking the company to negotiate with senior executives to "request that they relinquish . . . preexisting executive pay rights," because there were multiple reasonable interpretations of "executive pay rights");

- *Prudential Financial Inc.* (avail. Feb. 16, 2007) (concurring in exclusion of a proposal requiring shareholder approval for certain "senior management incentive compensation programs" that provided benefits "for earnings increases based only on management controlled programs" where the proposal failed to define "senior management incentive compensation programs" and "management controlled programs");

- *General Electric Co.* (avail. Jan. 23, 2003) (concurring in exclusion of a proposal seeking to impose a cap on officers' and directors' "salaries and benefits" where there was no explanation of what should be included in "benefits" and the compensation cap could be interpreted multiple ways); and

- *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring in exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance" where the proposal did not define "improved corporate governance" and the supporting statement included a nonexclusive list of examples).

As in the foregoing precedents, key terms of the Proposal are vague and indefinite. For example, the Proposal asks that a committee of the Company's Board of Directors provide oversight for the implementation of policies to determine whether or not the Company should sell "a product that would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brand." However, the Proposal neither identifies any specific "values" nor any "family or community" whose values should be considered in determining whether a product is "offensive." Because of the broad variety of products offered by the Company and the numerous customers, employees and communities around the world with whom the Company works,[1] there is no single set of "family and community values" that would be readily identifiable as being "integral to the Company's promotion of its brand,"[2] and the Proposal provides no further

---

[1] As of the end of its fiscal year ended January 31, 2014, the Company employed approximately 2.2 million associates around the world and operated in 26 countries outside of the United States, with nearly 11,000 retail units internationally.

[2] As set forth in the Company's most recent Annual Report on Form 10-K, a significant aspect of the Company's business involves its ability to "predict consistently and successfully the products and services our customers will demand. The success of [the Company's] business depends in

[Footnote continued on next page]

clarity on this point. Moreover, the Proposal fails to explain who the "many" are in its statement that "a product that would reasonably be considered by many offensive" should be subject to board oversight, or whether these "many" are the same group whose values should define the universe of "offensive" products. In addition, the Proposal states that the policies implemented by the Board should address a product that "has the substantial potential to impair the reputation of the Company." However, the Proposal does not explain what "substantial . . . impair[ment]" is, nor does it identify any constituency whose views should be determinative in evaluating the Company's reputation.

Given the subjectivity and ambiguity of key terms in the Proposal, it is unclear which products would be addressed by the Proposal. For example, some of the Company's shareholders in India or Japan may interpret "a product that would reasonably be considered by many offensive" very differently from shareholders in the Company's markets in Chile or Brazil. As a result, neither shareholders voting on the Proposal nor the Company in deciding how to implement the Proposal would be able to "determine with any reasonable certainty exactly what actions or measures" the Proposal seeks. SLB 14B.

The Proposal's supporting statement does not resolve the vague and indefinite nature of the Proposal; instead, it exacerbates it. For example, after restating the Proposal's vague product categories, the supporting statement references "music that depicts violence or sex," a product for which the Company already has a policy,[3] and discusses at length guns equipped with high capacity magazines, but states that such guns are "just one example" of the types of products that the Proposal is intended to address. As in *Home Depot*, the extent to which the Proposal is intended to cover other, unidentified products is unclear. Instead, the supporting statement merely provides examples without further explanation or context of the policies the Proposal would seek to have implemented.

Because the Proposal and its supporting statement fail to identify or sufficiently describe the products that "would reasonably be considered by many offensive to . . . family

---

[Footnote continued from previous page]
part on how accurately [it] predict[s] consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment."

[3] *See* the Company's Music Content Policy, *available at* http://www.walmart.com/cp/Music-Content-Policy/547092 ("Under the Parental Advisory program, individual record companies, working with their artists, decide which of their releases should be labeled with a Parental Advisory Label. Recordings identified with the Parental Advisory Label may contain strong language or depictions of violence, sex or substance abuse. Wal-Mart Stores, Sam's Club and Walmart.com (collectively 'Wal-Mart') do not carry recordings designated with the Parental Advisory Label.").

and community values" or have a "substantial potential to impair the reputation of the Company," neither the Company nor its shareholders can determine with reasonable certainty exactly what actions or measures the Proposal seeks. Accordingly, the Proposal is properly excludable under Rule 14a-8(i)(3).

CONCLUSION

For the foregoing reasons, the Company believes that it may omit the Proposal from its 2015 Proxy Materials. Should the Third Circuit rule that the Proposal is excludable under either Rule 14a-8(i)(7) or Rule 14a-8(i)(3), the Company will exclude the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to Geoffrey.Edwards@walmartlegal.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (479) 204-6483 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

Geoffrey Edwards
Senior Associate General Counsel
Wal-Mart Stores, Inc.

Enclosures

cc: Stacy Brandom, Chief Financial Officer, Trinity Church in the City of New York
Joel Friedlander, Esq., Friedlander & Gorris, P.A.
Christopher M. Foulds, Esq., Friedlander & Gorris, P.A

EXHIBIT A

-----Original Message-----
From: Stacy Brandom [SBrandom@trinitywallstreet.org]
Received: Thursday, 18 Dec 2014, 11:09AM
To: Gordon Allison-Legal [Gordon.Allison@walmartlegal.com]; geoff.edwards@walmartlegal.com [geoff.edwards@walmartlegal.com]; Erron Smith [Erron.Smith@walmart.com]; Chad Brown [Chad.Brown@walmart.com]; Kary Brunner [Kary.Brunner@walmart.com]; Carol Schumacher [Carol.Schumacher@walmart.com]
CC: James Cooper [JCooper@trinitywallstreet.org]; Stacy Brandom [SBrandom@trinitywallstreet.org]
Subject: Trinity Shareholder Proposal

Sent on behalf of Stacy Brandom
Chief Financial Officer and Executive Vice President
Trinity Wall Street

Please see attached correspondence.

Stacy Brandom
Chief Financial Officer and Executive Vice President

120 Broadway, 38th Floor, New York, NY 10271
T 212.602.0824 C 914.960.2096
sbrandom@trinitywallstreet.org

TRINITY WALL STREET | *for a world of good*

Trinity
WALL STREET

SENT VIA EXPRESS MAIL

December 18, 2014

Gordon Y. Allison
Vice President and General Counsel, Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Re: Shareholder Proposal submitted pursuant to SEC Rule 14a-8 for inclusion in Wal-Mart Stores, Inc.'s 2015 Proxy Materials

Dear Mr. Allison,

On behalf of The Rector, Church-Wardens and Vestrymen of Trinity Church in the city of New York, the full legal name of the church commonly called Trinity Wall Street, I hereby submit the enclosed shareholder proposal for inclusion in Wal-Mart Stores, Inc.'s Notice of 2015 Annual Shareholders' Meeting and Proxy Statement pursuant to Rule 14a-8 (Proposals of Security Holders) of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934.

Trinity Wall Street is the beneficial owner of at least two thousand dollars' worth of the shares of Wal-Mart Stores, Inc. and has beneficially owned these shares continuously for more than one year prior to December 18, 2014. Appropriate verification of our beneficial ownership from the holder of record is provided in a separate letter enclosed herewith. Trinity Wall Street intends to continue to hold at least two thousand dollars' worth of the shares of Wal-Mart Stores, Inc. through the date of the 2015 Annual Shareholders' Meeting of Wal-Mart Stores, Inc.

The enclosed shareholder proposal is identical to the proposal Trinity Wall Street submitted to you on December 18, 2013 for inclusion in Wal-Mart Stores, Inc.'s Notice of 2014 Annual Shareholders' Meeting and Proxy Statement. After Wal-Mart Stores, Inc. excluded the proposal from its 2014 Notice, Trinity Wall Street obtained the enclosed declaratory judgment from the United States District Court for the District of Delaware "that its Proposal should not be excluded from Wal-Mart's proxy materials under the 'ordinary business exception' of Rule 14a-8, or on any other basis to which Wal-Mart has directed the Court." *Trinity Wall Street v. Wal-Mart Stores, Inc.*, C.A. No. 14-405-LPS (Nov. 26, 2014), Slip Op. at 25; *see also id.* at 2. The District Court permanently enjoined Wal-Mart Stores, Inc. from excluding the proposal from its Notice of 2015 Annual Shareholders' Meeting and Proxy Statement. *Id.* at 24-26.

STACY BRANDOM · EXECUTIVE VICE PRESIDENT · CHIEF FINANCIAL OFFICER
120 BROADWAY · NEW YORK, NY 10271 · SBRANDOM@TRINITYWALLSTREET.ORG · T 212.602.0824

Trinity Wall Street welcomes the opportunity to engage in further conversations regarding the concerns raised in our proposal. If you have any questions concerning our proposal or otherwise wish to discuss matters related to our proposal, please do not hesitate to contact me.

Very truly yours,

Stacy Brandom

Enclosures

PROPOSAL FOR ADOPTING POLICIES AND ESTABLISHING BOARD POLICY OVERSIGHT CONCERNING CERTAIN MERCHANDIZING DECISIONS

RESOLVED:

Stockholders request that the Board amend the Compensation, Nominating and Governance Committee charter (or add an equivalent provision to another Board committee charter) as follows:

"27. Providing oversight concerning the formulation and implementation of, and the public reporting of the formulation and implementation of, policies and standards that determine whether or not the Company should sell a product that:

1) especially endangers public safety and well-being;

2) has the substantial potential to impair the reputation of the Company; and/or

3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brand."

This oversight and reporting is intended to cover policies and standards that would be applicable to determining whether or not the company should sell guns equipped with magazines holding more than ten rounds of ammunition ("high capacity magazines") and to balancing the benefits of selling such guns against the risks that these sales pose to the public and to the Company's reputation and brand value.

SUPPORTING STATEMENT:

The proposal, advanced by stockholder Trinity Church Wall Street, seeks to ensure appropriate and transparent Board oversight of the sale by the company of products that especially endanger public safety and well-being, risk impairing the company's reputation, or offend the family and community values integral to the company's brand.

The company respects family and community interests by choosing not to sell certain products such as music that depicts violence or sex and high capacity magazines separately from a gun, but lacks policies and standards to ensure transparent and consistent merchandizing decisions across product categories. This results in the company's sale of products, such as guns equipped with high capacity magazines, that facilitate mass killings, even as it prohibits sales of passive products such as music that merely depict such violent rampages.

The example of guns equipped with high capacity magazines, which are on sale at the company's stores, is instructive in other ways. There is a substantial question regarding whether these guns are well suited to hunting or shooting sports; it is beyond doubt that they are well suited to mass killing, and tragically more effective for the latter purpose, than are the handguns equipped to fire ten or fewer rounds that the company chooses not to sell except in Alaska. The former reduce opportunities for people to flee or overwhelm a shooter during reloading and have enabled many mass killings, including those at Newtown, Oak Creek, Aurora, Tucson, Fort Hood, Virginia Tech and Columbine.

While guns equipped with high capacity magazines are just one example of a product whose sale poses significant risks to the public and to the company's reputation and brand, their sale illustrates a lack of reasonable consistency that this proposal seeks to address through Board-level oversight. This responsibility seems appropriate for the Compensation, Nominating and Governance Committee, which is charged with related responsibilities.

We urge stockholders to vote FOR this proposal.

Page 18 redacted for the following reason:

FISMA & OMB Memorandum M-07-16

Trinity
WALL STREET

SENT VIA EXPRESS MAIL

December 18, 2014

Gordon Y. Allison
Vice President and General Counsel, Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Re: Shareholder Proposal submitted pursuant to SEC Rule 14a-8 for inclusion in Wal-Mart Stores, Inc.'s 2015 Proxy Materials

Dear Mr. Allison,

On behalf of The Rector, Church-Wardens and Vestrymen of Trinity Church in the city of New York, the full legal name of the church commonly called Trinity Wall Street, I hereby submit the enclosed shareholder proposal for inclusion in Wal-Mart Stores, Inc.'s Notice of 2015 Annual Shareholders' Meeting and Proxy Statement pursuant to Rule 14a-8 (Proposals of Security Holders) of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934.

Trinity Wall Street is the beneficial owner of at least two thousand dollars' worth of the shares of Wal-Mart Stores, Inc. and has beneficially owned these shares continuously for more than one year prior to December 18, 2014. Appropriate verification of our beneficial ownership from the holder of record is provided in a separate letter enclosed herewith. Trinity Wall Street intends to continue to hold at least two thousand dollars' worth of the shares of Wal-Mart Stores, Inc. through the date of the 2015 Annual Shareholders' Meeting of Wal-Mart Stores, Inc.

The enclosed shareholder proposal is identical to the proposal Trinity Wall Street submitted to you on December 18, 2013 for inclusion in Wal-Mart Stores, Inc.'s Notice of 2014 Annual Shareholders' Meeting and Proxy Statement. After Wal-Mart Stores, Inc. excluded the proposal from its 2014 Notice, Trinity Wall Street obtained the enclosed declaratory judgment from the United States District Court for the District of Delaware "that its Proposal should not be excluded from Wal-Mart's proxy materials under the 'ordinary business exception' of Rule 14a-8, or on any other basis to which Wal-Mart has directed the Court." *Trinity Wall Street v. Wal-Mart Stores, Inc.*, C.A. No. 14-405-LPS (Nov. 26, 2014), Slip Op. at 25; *see also id.* at 2. The District Court permanently enjoined Wal-Mart Stores, Inc. from excluding the proposal from its Notice of 2015 Annual Shareholders' Meeting and Proxy Statement. *Id.* at 24-26.

STACY BRANDOM • EXECUTIVE VICE PRESIDENT • CHIEF FINANCIAL OFFICER
120 BROADWAY • NEW YORK, NY 10271 • SBRANDOM@TRINITYWALLSTREET.ORG • T 212.602.0824

Trinity Wall Street welcomes the opportunity to engage in further conversations regarding the concerns raised in our proposal. If you have any questions concerning our proposal or otherwise wish to discuss matters related to our proposal, please do not hesitate to contact me.

Very truly yours,

Stacy Brandom

Enclosures

PROPOSAL FOR ADOPTING POLICIES AND ESTABLISHING BOARD POLICY OVERSIGHT CONCERNING CERTAIN MERCHANDIZING DECISIONS

RESOLVED:

Stockholders request that the Board amend the Compensation, Nominating and Governance Committee charter (or add an equivalent provision to another Board committee charter) as follows:

"27. Providing oversight concerning the formulation and implementation of, and the public reporting of the formulation and implementation of, policies and standards that determine whether or not the Company should sell a product that:

1) especially endangers public safety and well-being;

2) has the substantial potential to impair the reputation of the Company; and/or

3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brand."

This oversight and reporting is intended to cover policies and standards that would be applicable to determining whether or not the company should sell guns equipped with magazines holding more than ten rounds of ammunition ("high capacity magazines") and to balancing the benefits of selling such guns against the risks that these sales pose to the public and to the Company's reputation and brand value.

SUPPORTING STATEMENT:

The proposal, advanced by stockholder Trinity Church Wall Street, seeks to ensure appropriate and transparent Board oversight of the sale by the company of products that especially endanger public safety and well-being, risk impairing the company's reputation, or offend the family and community values integral to the company's brand.

The company respects family and community interests by choosing not to sell certain products such as music that depicts violence or sex and high capacity magazines separately from a gun, but lacks policies and standards to ensure transparent and consistent merchandizing decisions across product categories. This results in the company's sale of products, such as guns equipped with high capacity magazines, that facilitate mass killings, even as it prohibits sales of passive products such as music that merely depict such violent rampages.

The example of guns equipped with high capacity magazines, which are on sale at the company's stores, is instructive in other ways. There is a substantial question regarding whether these guns are well suited to hunting or shooting sports; it is beyond doubt that they are well suited to mass killing, and tragically more effective for the latter purpose, than are the handguns equipped to fire ten or fewer rounds that the company chooses not to sell except in Alaska. The former reduce opportunities for people to flee or overwhelm a shooter during reloading and have enabled many mass killings, including those at Newtown, Oak Creek, Aurora, Tucson, Fort Hood, Virginia Tech and Columbine.

While guns equipped with high capacity magazines are just one example of a product whose sale poses significant risks to the public and to the company's reputation and brand, their sale illustrates a lack of reasonable consistency that this proposal seeks to address through Board-level oversight. This responsibility seems appropriate for the Compensation, Nominating and Governance Committee, which is charged with related responsibilities.

We urge stockholders to vote FOR this proposal.

The Northern Trust Company
50 South LaSalle Street
Chicago, IL 60603
(312) 630-6000

Northern Trust

Date: December 18, 2014

To whom it may concern:
As custodian and holder of record, The Northern Trust Company, a Depository Trust Company participant, hereby certifies that as of the date of this certification The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York, the legal name of a religious corporation commonly referred to as Trinity Wall Street, is and has been the beneficial owner of at least two thousand dollars' worth of the shares of Wal-Mart Stores, Inc. and has beneficially owned these shares continuously for more than one year prior to December 18, 2014.

Yours sincerely,

Frank Fauser
Vice President

NTAC:Missing

The Northern Trust Company

50 South LaSalle Street
Chicago, IL 60603
(312) 630-6000

Northern Trust

Date: December 18, 2014

To whom it may concern:
As custodian and holder of record, The Northern Trust Company, a Depository Trust Company participant, hereby certifies that as of the date of this certification The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York, the legal name of a religious corporation commonly referred to as Trinity Wall Street, is and has been the beneficial owner of at least two thousand dollars' worth of the shares of Wal-Mart Stores, Inc. and has beneficially owned these shares continuously for more than one year prior to December 18, 2014.

Yours sincerely,

Frank Fauser
Vice President

NTAC:Missing

IN THE UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF DELAWARE

TRINITY WALL STREET,	)	
	)	
Plaintiff,	)	
	)	
v.	)	C.A. No. 14-405-LPS
	)	
WAL-MART STORES, INC.,	)	
	)	
Defendant.	)	

Joel Friedlander, Jeffrey M. Gorris, FRIEDLANDER & GORRIS, P.A., Wilmington, DE

Counsel for Plaintiff

Angela C. Whitesell, Philip A. Rovner, Matthew E. Fischer, POTTER ANDERSON & CORROON, LLP, Wilmington, DE

Adam H. Offenhartz, Aric H. Wu, Elizabeth A. Ising, GIBSON, DUNN & CRUTCHER LLP, New York, NY

Counsel for Defendant

MEMORANDUM OPINION

November 26, 2014
Wilmington, DE

STARK, U.S. District Judge:

Plaintiff, Trinity Wall Street ("Trinity" or "Plaintiff"), owns shares of common stock of Defendant, Wal-Mart Stores, Inc. ("Wal-Mart" or "Defendant"), which is the world's largest retailer. Trinity seeks declaratory judgments to the effect that Wal-Mart violated federal securities laws when it refused to include in its proxy materials relating to its 2014 annual shareholders meeting a proposal submitted by Trinity that would have added to the obligations of one of Wal-Mart's Board of Directors committees, and that Wal-Mart will again violate these same federal securities laws if and when it refuses to include the same or a similar Trinity proposal in Wal-Mart's proxy materials for its 2015 annual meeting. Trinity also seeks injunctive relief to prevent Wal-Mart from excluding its proposal from the 2015 proxy materials.

Pending before the Court are three motions: Wal-Mart's Motion to Dismiss the Amended Complaint for Lack of Jurisdiction Over the Subject Matter (D.I. 33), Trinity's Motion for Summary Judgment (D.I. 37), and Wal-Mart's Cross-Motion for Summary Judgment. (D.I. 47)[1] All of the motions relate to Trinity's amended complaint, Count I of which challenges the proxy materials Wal-Mart distributed in connection with its June 6, 2014 annual meeting, and Count II of which challenges Wal-Mart's anticipated actions with respect to proxy materials Trinity intends to submit in advance of the 2015 annual meeting. (D.I. 32) For the reasons set forth below, the Court finds it has jurisdiction to hear Trinity's claim with respect to the 2014 proxy materials. This claim is not moot as it presents a type of dispute that would otherwise evade review yet is capable of repetition. However, the Court lacks jurisdiction with respect to the

[1]Defendant filed an earlier motion to dismiss on May 6, 2014. (D.I. 26) In response to that motion, Plaintiff filed an amended complaint. (D.I. 32) The original motion to dismiss was thereby mooted and will be terminated by separate order.

challenge to the 2015 proxy materials, as this dispute is not ripe. Turning to the merits, the Court concludes that Trinity is correct that its proposal should not have been excluded from Wal-Mart's 2014 proxy materials. Thus, the Court will grant Trinity's motion for summary judgment with respect to Count I of the amended complaint and will deny Wal-Mart's motion for summary judgment. Finally, the Court will grant Trinity injunctive relief.

BACKGROUND

The parties' dispute relates to the process by which shareholder proposals are included in proxy materials distributed to shareholders in advance of an annual shareholder meeting. Plaintiff Trinity, an Episcopal parish headquartered in New York City, is a shareholder of Defendant Wal-Mart. (D.I. 32 ¶ 3, 18) Trinity owns, at all relevant times has owned, and intends to continue to own – at least through the date of Wal-Mart's 2015 annual meeting – at least $2,000 of Wal-Mart shares. (*Id.* ¶ 3)

Wal-Mart is a publicly listed Delaware corporation with its corporate headquarters in Bentonville, Arkansas. (*Id.* ¶ 19) "Wal-Mart, the world's largest retailer, runs chains of large department and warehouse stores." (*Id.*)

On December 18, 2013, Trinity submitted a proposal ("the Proposal") for inclusion in Wal-Mart's 2014 proxy materials, seeking a shareholder vote. (D.I. 3-1, Exhs. B, D) The Proposal requests that the charter of Wal-Mart's Board of Directors' Compensation, Nominating and Governance Committee ("Committee") be amended to add the following to the Committee's duties:

> 27. Providing oversight concerning the formulation and implementation of, and the public reporting of the formulation and implementation of, policies and standards that determine whether or not the Company [i.e., Wal-Mart] should sell a product that:
>
> > 1) especially endangers public safety and well-being;
> >
> > 2) has the substantial potential to impair the reputation of the Company; and/or
> >
> > 3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brand.

(D.I. 3-1, Exh. D) The narrative portion of the Proposal states that the oversight and reporting duties extend to determining "whether or not the company should sell guns equipped with magazines holding more than ten rounds of ammunition ('high capacity magazines') and to balancing the benefits of selling such guns against the risks that these sales pose to the public and to the Company's reputation and brand value." (*Id.*)

On January 30, 2014, as required by SEC Rule 14a-8(j), 17 C.F.R. § 240.14a-8(j), Wal-Mart filed a detailed letter with the Securities and Exchange Commission ("SEC"), notifying the SEC staff and Trinity that Wal-Mart intended to omit the Proposal from its 2014 proxy materials; the letter explained how, in Wal-Mart's view, the Proposal "deals with matters relating to the Company's ordinary business operations." (D.I. 3-1, Exh. E at 2) On February 4, 2014, Trinity submitted its own detailed letter to the SEC staff, providing Trinity's analysis as to why its Proposal was not excludable and requesting, hence, that the SEC staff "deny the Company's request for no-action relief." (D.I. 3-1, Exh. F) On March 20, 2014, the SEC staff advised Wal-Mart that it had reviewed the correspondence and found that "there appears to be some basis for your view that Wal-mart may exclude the proposal under rule 14a-8(i)(7), as relating to Wal-mart's ordinary business operations . . . Accordingly, we will not recommend enforcement action to the Commission if Wal-mart omits the proposal from its proxy materials." (D.I. 3-1, Exh. G)

On April 1, 2014, Trinity filed suit in this Court, seeking a declaratory judgment that "Wal-Mart's decision to omit the Proposal from the 2014 Proxy Materials violates Section 14(a) of the 1934 Act and Rule 14a-8, 17 C.F.R. § 240.14a-8." (D.I. 4 at 12) Trinity also seeks a permanent injunction to prevent Wal-Mart from excluding its Proposal from Wal-Mart's 2015 proxy materials. (*Id.*) Also on April 1, Trinity filed a motion for a preliminary injunction to prevent Wal-Mart from "printing, issuing, filing, mailing, or otherwise transmitting proxy materials in connection with its 2014 Annual Meeting that do not contain the shareholder proposal submitted by Plaintiff." (D.I. 1 at 1)

Ten days later, on April 11, 2014, the Court heard argument on the preliminary injunction motion. As of that date, only six days remained until Wal-Mart's scheduled deadline for printing its proxy materials. (D.I. 23 at 12) ("April 17th is a hard date in order to have a resolution without anybody incurring additional costs.") As is always the case, Plaintiff confronted a heavy burden to demonstrate that the extraordinary remedy of a preliminary injunction was warranted. In particular, in seeking to have the Court intercede to frustrate Wal-Mart's printing plans, Trinity was asking the Court to take an extraordinary step – and to do so on a highly expedited basis. As the Court stated during the preliminary injunction hearing:

> It's very clear that the SEC has had hundreds of opportunities to consider questions like this. I have not. While the SEC may only have a few hours or whatever to put into each of these, I have roughly the same amount of time. You come to what you know is an extremely busy court. We have given this expedited attention. It comes to us with a no action conclusion [from the SEC staff] . . . You come to me, you have the burden asking for extraordinary relief, and I need to find that it's likely that at the end of the trial, whenever we get there, I'm going to disagree with the SEC [staff].

(*Id.* at 8-9)

The Court denied Trinity's request for a preliminary injunction, primarily on the basis that Trinity had not met its burden to show a likelihood of success on the merits. (*Id.* at 42) The Court found that the Proposal "deals with guns on the shelves and not guns in society" and was properly excluded from Wal-Mart's proxy materials since it dealt with an ordinary business matter. (*Id.* at 46)[2] In ruling from the bench at the end of the preliminary injunction hearing, the Court further explained:

> The proposal also expressly and I think importantly states that the requested "oversight and/or reporting is intended to cover policies and standards that would be applicable [to] determining whether or not the company should ***sell*** guns equipped with magazines holding more than 10 round of ammunitions, high capacity magazines." And I tried to emphasize it's my added emphasis on "***sell.***"
>
> . . .

---

[2]As is discussed in the briefing on summary judgment, the Court opened the preliminary injunction hearing with a question posed to Plaintiff's counsel: "So is this proposal dealing with guns on the shelves or guns in society?" Plaintiff's counsel responded, "It's guns on the shelves." (D.I. 23 at 4) This suggested to the Court that it would likely find, on the merits at the conclusion of the case, that the Proposal dealt with Wal-Mart's ordinary business, and, therefore, the Proposal was likely properly excludable from the proxy materials. For reasons explained throughout this Opinion, the Court has, in fact, concluded otherwise.

> While the specific proposal is crafted as one directed solely to policy and oversight and therefore arguably arises in the difficult and seemingly novel perhaps intersection between ordinary business . . . on the [one] hand [and corporate governance] on the other hand, ultimately I'm not persuaded that I'm likely to conclude at the end of the day on the merits that it therefore does not fall within the exception given the rule for ordinary business.

(*Id.* at 43, 46) (emphasis added)

The Court found additional support for its conclusion – especially in the context of an expedited preliminary injunction motion – in the SEC staff's expert decision to issue Wal-Mart's requested no-action letter. The Court emphasized that "all of the arguments that were made here have previously been made out in front of the SEC by both sides," adding:

> Materially the same, if not identically the same arguments that were made to this Court in connection with this dispute were made previously to the SEC . . . And with all that, the SEC [staff], with its expertise and its lengthy experience in this area, found that Wal-Mart met its burden to show there appears to be some basis for Wal-Mart's contention that the ordinary business exception applies as "the proposal relates to the products and services offered for sale by that company." With all of that, while I agree that no deference to the SEC is mandated, I believe that under the circumstances it is appropriate for the Court to accord some deference to the SEC given its expertise and again given particularly that all of the arguments that were made here have previously been made out in front of the SEC by both sides. I understand the SEC has limited resources, that its no action letters are simply the opinion of staff, they're non-binding. Of course, as we have discussed, the resources of this court are limited as well. We don't have the expertise of the SEC. And under the circumstances, I think some deference is merited.

(*Id.* at 44)

Wal-Mart distributed its proxy materials for the Company's 2014 annual meeting as planned, without Trinity's Proposal, on April 23, 2014. (D.I. 35, Exh. 2) On May 6, 2014, Wal-

Mart filed a motion to dismiss Trinity's original complaint for lack of subject matter jurisdiction. (D.I. 26) In response, Trinity filed an amended complaint, seeking declaratory relief as to the 2014 proxy materials as well as prospective relief based on Trinity's alleged intention to submit its Proposal for inclusion in Wal-Mart's 2015 proxy materials. (D.I. 32) Wal-Mart responded by filing a motion to dismiss the amended complaint (D.I. 33), and thereafter both parties sought summary judgment (D.I. 37, 47).

After full briefing, the Court heard oral argument on August 14, 2014. (D.I. 59) ("Hr'g Tr.") Although trial was scheduled to begin on November 17, 2014 (D.I. 31), on October 9, 2014 the Court granted the parties' joint request to cancel trial (D.I. 63, 64), as the Court agrees with the parties that there are no genuine disputes of material fact.

MOTION TO DISMISS

Wal-Mart seeks to have the Court dismiss Trinity's amended complaint for lack of subject matter jurisdiction, pursuant to Federal Rule of Civil Procedure 12(b)(1). (D.I. 33) Wal-Mart contends that "Count I of the Amended Complaint is moot because it seeks declaratory relief relating to an act that has already occurred – the exclusion of Trinity's Proposal from Wal-Mart's 2014 proxy materials." (D.I. 34 at 1) Wal-Mart further contends that "Count II of the Amended Complaint for Wal-Mart's 'reasonably anticipated 2015 violation of Section 14(a) and Rule 14a-8' is not ripe for adjudication." (*Id.*) (internal citations omitted)

Article III of the Constitution limits federal jurisdiction to actual "cases" and "controversies." U.S. Const. art. III, § 2. "To satisfy Article III's 'case or controversy' requirement, an action must present '(1) a legal controversy that is real and not hypothetical, (2) a legal controversy that affects an individual in a concrete manner so as to provide the factual predicate for reasoned adjudication, and (3) a legal controversy so as to sharpen the issues for judicial resolution.'" *Armstrong World Indus., Inc. by Wolfson v. Adams*, 961 F.2d 405, 410 (3d Cir. 1992) (internal citations omitted). As the Supreme Court has explained,

> The difference between an abstract question and a 'controversy' contemplated by the Declaratory Judgment Act is necessarily one of degree. . . Basically, the question in each case is whether the facts alleged, under all the circumstances, show that there is a substantial controversy, between parties having adverse legal interests, of sufficient immediacy and reality to warrant the issuance of a declaratory judgment.

Maryland Cas. Co v. Pac. Coal & Oil Co., 312 U.S. 270, 273 (1941).

Courts enforce Article III's case-or-controversy requirement through application of justiciability doctrines, such as mootness, ripeness, and the prohibition on advisory opinions. *See Keitel v. Mazurkiewicz*, 729 F.3d 278 (3d Cir. 2013). "When the issues presented in a case are no longer 'live' or the parties lack a legally cognizable interest in the outcome, the case becomes moot and the court no longer has subject matter jurisdiction." *Weiss v. Regal Collections*, 385 F.3d 337, 340 (3d Cir. 2004) (citing *Cnty. of L.A. v. Davis*, 440 U.S. 625, 631 (1979)). A case becomes moot "only when it is impossible for a court to grant any effectual relief whatever to the prevailing party." *See Knox v. Serv. Emps. Int'l Union, Local 1000*, 132 S.Ct. 2277, 2287 (2012) (internal quotation marks omitted). For instance, a suit over a shareholder's proposal may become moot if, during the course of litigation over the exclusion of the proposal, the shareholder resubmits its proposal and the corporation includes it in a subsequent proxy statement. *See Sec. & Exch. Comm'n v. Med. Comm. for Human Rights*, 404 U.S. 403, 406 (1972). "[T]he ripeness doctrine attempts to define ***when*** an otherwise proper party may bring an action." *Bell Atl. Corp. v. MFS Commc'ns Co., Inc.*, 901 F.Supp 835, 842 (D. Del. 1995) (emphasis in original). The ripeness doctrine functions to "prevent federal courts, 'through avoidance of premature adjudication, from entangling themselves in abstract disagreements.'" *Phila. Fed'n of Teachers v. Ridge*, 150 F.3d 319, 323 (3d Cir. 1998) (citing *Abbott Labs v. Gardner*, 387 U.S. 136, 148 (1967)); *see also Peachlum v. City of York, Pa.*, 333 F.3d 429, 433 (3d Cir. 2003) ("The function of the ripeness doctrine is to determine whether a party has brought an action prematurely."). Within the Third Circuit, the ripeness analysis requires inquiry into "the adversity of the interest of the parties, the conclusiveness of the judicial judgment and the practical help, or utility, of that judgment." *Step-Saver Data Sys., Inc. v. Wyse Tech.*, 912 F.2d 643, 647 (3d Cir. 1990).

Trinity's request for declaratory relief regarding Wal-Mart's 2014 proxy materials, which have already been distributed, is not moot. As demonstrated by the procedural history of this case, the short duration of the proxy season makes full litigation on the merits of a shareholder proposal before an annual meeting close to impossible (at least for the undersigned Judge, given this Court's current docket). As such, this case falls in the special category of disputes that are "capable of repetition, yet evading review." *See N.J. Turnpike Auth. v. Jersey Cent. Power and Light*, 772 F.2d 25 (3d Cir. 1985).

"[T]he 'capable of repetition, yet evading review' doctrine [i]s limited to the situation where two elements [are] combined: (1) the challenged action was in its duration too short to be fully litigated prior to its cessation or expiration, and (2) there was a reasonable expectation that the same complaining party would be subjected to the same action again." *Murphy v. Hunt*, 455 U.S. 478, 481 (1982). Trinity bears the burden of proving that both components of the capable of repetition, yet evading review exception are satisfied.[3] *See City of L.A. v. Lyons*, 461 U.S. 95, 109 (1983) ("[T]he capable-of-repetition doctrine applies only in exceptional situations, and generally only where the named plaintiff can make a reasonable showing that he will again be subjected to the alleged illegality."); *OSHA Data/CIH, Inc. v. U.S. Dept. of Labor*, 220 F.3d 153, 168 (3d Cir. 2000) (noting that party seeking to qualify for capable of repetition but evading review exception has burden to meet both parts of test).

Trinity has shown that the first requirement, that the dispute "evades review" because its duration is too short to permit full merits litigation, is met here. Trinity submitted its proposal for the 2014 proxy materials in a timely manner on December 18, 2013. Wal-Mart rejected the Proposal, also in a timely manner, on January 30, 2014. The SEC staff then acted in a timely manner by issuing its no-action letter on March 20, 2014. Thereafter, Trinity timely filed suit and moved for a preliminary injunction on April 1, 2014.[4]

---

[3]Trinity asserts that Wal-Mart bears the burden to prove that the capable of repetition yet evading review exception does ***not*** apply, relying on *Diop v. ICE/Homeland Sec.*, 656 F.3d 221 (3d. Cir. 2011). (D.I. 43 at 15) The Court disagrees. *Diop*, a case dealing with pre-removal detention in immigration proceedings, presented a situation in which the purported mootness was based on a voluntary discontinuance of an allegedly illegal activity. In that context, the burden was on the defendant to prove that the case was moot because the defendant needed to prove it would not continue the challenged conduct. *See also U.S. v. W. T. Grant Co.*, 345 U.S. 629, 633 (1953) ("[A] case may nevertheless be moot if the defendant can demonstrate that there is no reasonable expectation that the wrong will be repeated."). The situation presented in the instant case is quite different, as Wal-Mart is not seeking to show that it will act differently in the future.

[4]Wal-Mart has argued that Trinity could and should have filed suit before April 1, before even hearing the SEC staff's opinion. While the Court agrees that Trinity could have chosen to proceed in this manner, the Court does not agree that Trinity's decision not to do so rendered its suit untimely or in any way undermines the conclusion that the 2014 dispute is not moot. As a practical matter, even giving the Court from December 2013 until April 2014 would have made it very difficult, if not impossible, for full adjudication on the merits to be concluded before Wal-Mart needed to print the proxy materials. Moreover, the Court was substantially assisted by having the SEC staff's no-action opinion, as both parties undoubtedly expected would be the

The problem is that because the window for Wal-Mart to evaluate shareholder proposals is so short (opening in December[5] and closing in late January), and because the allowable steps relating to a no-action request understandably take several months, even when everyone acts in a timely manner the case only reaches District Court with just weeks remaining before proxy materials must be finalized and printed. Here, the Court responded to Trinity's motion is an extremely expedited fashion, issuing an order on April 1 for truncated briefing that was completed by April 4, and conducting a hearing – and ruling on the motion – on April 11. Despite the parties and the Court having done all of this work, there remained at that point just six more days left until Wal-Mart's printing deadline.[6]

The Court could not have resolved the merits of the parties' dispute before Wal-Mart planned to print its proxy materials for the 2014 annual meeting. Notably, neither party even suggested that the Court could have proceeded to a full trial on the merits (or even full summary judgment briefing) in the short time between the filing of the complaint and the date by which Wal-Mart's proxy materials needed to be printed for the annual meeting to go forward as

---

case. Finally, had the SEC staff declined Wal-Mart's no-action request, it is likely this litigation could have been avoided altogether, as it is likely Wal-Mart would have then included Trinity's 2014 Proposal in its proxy materials.

[5]During the August hearing on the summary judgment motions, Wal-Mart's counsel explained that even if Trinity filed its 2015 Proposal earlier than December, Wal-Mart would not have to – and likely would not, for reasons including that Wal-Mart would prefer to wait and see all shareholder proposals before deciding which ones to include in its proxy materials – take a position on whether or not to include that Proposal before December 26, 2014. (Hr'g Tr. at 11-13)

[6]Wal-Mart presented evidence that were it not to meet its April 17 deadline to begin printing, it would incur additional printing and mailing costs "in the millions of dollars." (D.I. 12 at 2)

scheduled. In a different context, the Supreme Court has held that a full year may be too short of a time for a court to be able to litigate a dispute fully on its merits. *See Turner v. Rogers*, __ U.S. __, 131 S.Ct. 2507, 2515 (2011). While there is no hard-and-fast rule establishing a minimum amount of time a Court must be provided in order to make it reasonable to expect a final decision on the merits, here, plainly, the Court was not given enough time to do so.

The Court has reviewed the cases cited by Wal-Mart in which shareholder proposal suits were found not to evade review, and they do not dictate a different conclusion. In *Lindner v. Am. Express Co.*, 2011 WL 2581745, at *5 (S.D.N.Y. June 27, 2011), the Court concluded that the plaintiff was likely to file a future suit concerning a similar future proposal, so his case would not evade review. However, the plaintiff's original complaint was filed over a year before the District Court reached this conclusion; and the Magistrate Judge, in recommending finding the case moot, did not address how a future action could be fully litigated in the short time frame of any single proxy season. In *NYCERS v. Dole Food Co.*, 969 F.2d 1430, 1435 (2d Cir. 1992), the Second Circuit stated: "As Rule 14a-8 requires shareholders to submit proposals to management at least 120 days before the proxy statement is released, there should be ample time for a full review of the case while it remains a live controversy." Putting aside that the regulations could be read to leave as little as 80 days (or less if time for printing is factored in),[7] the fact remains that – at least for this judge on this Court at this time – even 120 days is not enough time to allow for: (i) full briefing on the merits of summary judgment, (ii) careful review of the summary judgment motion, possibly including oral argument, (iii) issuance of a decision on such a motion,

[7]"If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." 17 CFR § 240.14a-8(j) (2011).

and (iv) time remaining to allow the losing party to seek an expedited appeal and possibly a stay from the Court of Appeals. Notwithstanding defense counsel's insistence to the contrary, 80-120 days is not a "wealth of time."[8] It is, instead, an amount of time that makes Trinity's dispute one which will evade review during any single proxy season.

Turning to the second step of the analysis, the Court finds that Trinity has also shown that its claim is capable of repetition. Trinity intends to submit another proposal to Wal-Mart for the 2015 proxy statement. If it were to do so in the absence of a judicial ruling on the merits relating to its 2014 Proposal, there is "more than a 'reasonable' likelihood" that Trinity's Proposal will again be excluded from the proxy materials. *See Turner*, 131 S. Ct. at 2515 (finding no mootness where petitioner would likely fail to pay child support and face contempt hearing, as had happened multiple times before). Hence, not only is the dispute presented by Trinity ***capable*** of repetition, it almost certainly would be repeated, during the 2015 proxy season, if the Court were

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[8]At the hearing, defense counsel explained that the best case is scenario is that this Court and the Court of Appeals would together have four months to decide the case:

> Now, assuming there is a dispute, assuming no other proposal is raised, that might shed light on or change the dynamic of this proposal, and assuming on December 26th Wal-Mart sends a letter to Trinity and to the SEC saying we intend to exclude this, on December 27th or December 26th, my capable adversary can file his lawsuit, and if it provides comfort for the Court, I believe he could move for summary judgment three days later. So, Your Honor would have in effect four months to decide a summary judgment motion that is at least largely drafted; and after ruling on that summary judgment motion, the Third Circuit, upon a motion for expedited appeal, would certainly have a wealth of time to decide an issue that the parties have agreed is ripe for summary adjudication.

(Hr'g Tr. at 15)

to dismiss the instant action. Importantly, Trinity seeks not just to have its Proposal included in Wal-Mart's proxy statement but also to have the Court issue a declaratory judgment clarifying its rights under the pertinent SEC rules – yet another aspect of the parties' dispute that is capable of repetition.

Contrary to Wal-Mart's contention (*see* Hr'g Tr. at 6), Trinity's failure to appeal or seek a stay of this Court's preliminary injunction decision does not preclude Trinity from demonstrating that this case is capable of repetition yet evades review. For this proposition, Wal-Mart relies on *Matter of Kulp Foundry, Inc.*, 691 F.2d 1125 (3d Cir. 1982). But in *Kulp Foundry* what the Third Circuit held was that where an important liberty interest is at stake, and where an appellant "has expeditiously taken all steps necessary to perfect the appeal and to preserve the status quo before the dispute becomes moot," there is "an ***extension*** of the more traditional 'capable of repetition, yet evading review' exception." (*Id.* at 1129) (emphasis added) *Kulp Foundry* does not preclude a party which, like Trinity, satisfies the traditional "capable of repetition, yet evading review" standard, from taking advantage of the mootness exception simply due to a failure to file an appeal.

At bottom, there is, under all the circumstances presented here, a substantial controversy between Trinity and Wal-Mart, as these parties have adverse legal interests of sufficient immediacy and reality to warrant the issuance of a declaratory judgment with respect to Wal-Mart's 2014 proxy materials. A declaratory judgment that Wal-Mart improperly excluded Trinity's Proposal from Wal-Mart's 2014 proxy materials will be effectual relief for it should preclude Wal-Mart from excluding an identical Proposal, if submitted, from its 2015 proxy materials.

While Trinity's claim regarding its Proposal's exclusion from Wal-Mart's 2014 proxy materials is not moot, there is no case or controversy with respect to Trinity's claim regarding a promised Proposal for Wal-Mart's 2015 proxy materials. Instead, Trinity's requests for declaratory and injunctive relief relating to Wal-Mart's 2015 proxy materials are unripe at this time. Trinity's mere ***intent*** to submit "the proposal, or an amended proposal" (D.I. 32 ¶ 40), which it seems ***likely*** would be excluded by Wal-Mart for the same reasons as the 2014 Proposal, does not (yet) present a live controversy for the Court. That is, a dispute between the parties over a possible 2015 Proposal is a "contingent future event[] that may not occur as anticipated, or indeed may not occur at all." *Texas v. U.S.*, 523 U.S. 296, 300 (1998). Trinity has neither drafted nor submitted its 2015 proposal, and indeed trumpets its flexibility to modify the 2014 Proposal based on any ruling of the Court, preserving its "position to cure any defects the Court may identify." (D.I. 32 ¶ 59) Not only could Trinity's 2015 Proposal differ materially from the 2014 Proposal currently before the Court, but it is also possible that Wal-Mart would take a different approach to a revised proposal. While unlikely, it is possible that Wal-Mart will have adopted a different corporate philosophy or retained different personnel or have new Board members at the point when any 2015 Proposal is submitted. Thus, the "adversity of interest" required for a declaratory judgment action is not present with respect to the promised 2015 Proposal.

Therefore, the Court will deny Wal-Mart's motion to dismiss Trinity's claims with respect to the 2014 Proposal but will grant that motion as it pertains to Trinity's promised 2015 Proposal. Accordingly, Count I of the amended complaint remains in the case for review on cross-motions for summary judgment while Count II is dismissed.

MOTIONS FOR SUMMARY JUDGMENT

Summary judgment should be granted if, upon viewing the facts in the light most favorable to the non-moving party, there is no genuine issue of material fact and the moving party is entitled to judgment as a matter of law. *See Celotex Corp. v. Catrett,* 477 U.S. 317, 322-23 (1986). Here, both parties agree that their disputes are amenable to resolution on summary judgment and, therefore, asked the Court to cancel the previously scheduled trial. (*See* D.I. 55 at 4) ("The facts underlying the parties' motions for summary judgment are not in dispute.") The Court shares the parties' views.

SEC Rule 14a-8(i)(7) provides that a company may exclude from its proxy materials a shareholder proposal that "***deals with a matter relating to the company's ordinary business operations.***" 17 C.F.R. § 240.14a-8(i)(7) (emphasis added). The SEC has provided guidance as to the basis for this "ordinary business" exception, explaining:

> The general underlying policy of this exclusion is . . . to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting. The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and terminations of employees, decisions on production quality and quantity, and the retention of suppliers. ***However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.*** The second consideration relates to the degree to which the

> proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

Amendments to Rules on Shareholder Proposals, Release No. 34-40018, 63 Fed. Reg. 29106, 29108 (May 28, 1998) ("the 1998 Release") (emphasis added); *see also Apache Corp. v. N.Y.C. Emps. Ret. Sys.*, 621 F.Supp.2d 444, 451 (S.D. Tex. 2008) ("A clear reading of the *1998 Release* informs this court's analysis.").

Given this guidance, Trinity's 2014 Proposal is best viewed as dealing with matters that are not related to Wal-Mart's ordinary business operations. Therefore, Trinity's Proposal was not properly excluded from Wal-Mart's 2014 proxy materials under the ordinary business exception of Rule 14a-8(i)(7).

Trinity's Proposal sought a shareholder vote on amending Wal-Mart's Committee's charter to add an obligation to "provid[e] oversight concerning the formulation and implementation of . . . policies and standards that determine whether or not the Company should sell a product" having certain characteristics, i.e., one that especially endangers public safety, has the substantial potential to impair Wal-Mart's reputation, or would reasonably be considered by many to be offensive to the values integral to Wal-Mart's brand. (D.I. 3-1, Exh. D) At its core, Trinity's Proposal seeks to have Wal-Mart's ***Board*** oversee the development and effectuation of a Wal-Mart policy. While such a policy, if formulated and implemented, could (and almost certainly would) shape what products are sold by Wal-Mart, the Proposal does not itself have this consequence. As Trinity acknowledges, the outcome of the Board's deliberations regarding dangerous products is beyond the scope of the Proposal. Any direct impact of adoption of Trinity's Proposal would be felt at the Board level; it would then be for the Board to determine what, if any, policy should be formulated and implemented.

The guidance provided by the SEC in its 1998 Release strongly supports the Court's conclusions. Trinity's Proposal does not undermine the "policy underlying the ordinary business exclusion." 1998 Release, 63 Fed. Reg. at 29108. The Proposal does not, for instance, take a "task[] . . . so fundamental to management's ability to run a company on a day-to-day basis" and, impractically, subject it to "direct shareholder oversight." *Id.* That might be the case if the Proposal attempted, through a shareholder vote, to dictate to management specific products that Wal-Mart could or could not sell. (The 1998 Release gives as examples of tasks so fundamental to management's ability to run a company "decisions on production quality and quantity, and the retention of suppliers," none of which are tasks that are the subject of the Proposal.) It is not the case here, however, where the "task" is the formulation and implementation of policy, which are tasks the Board's Committee, "subject to direct shareholder oversight," can and already does perform. Trinity's Proposal leaves development of policy to the Board Committee, which in turn is free to delegate responsibility for the day-to-day aspects of implementation of any such policy to the Company's officers and employees.

Moreover, to the extent the Proposal "relat[es] to such matters" as which products Wal-Mart may sell, the Proposal nonetheless ***"focus[es] on sufficiently significant social policy issues"*** as to not be excludable, because the Proposal ***"transcend[s] the day-to-day business matters and raise[s] policy issues so significant that it would be appropriate for a shareholder vote."*** (*Id.*) (emphasis added) The significant social policy issues on which the Proposal focuses include the social and community effects of sales of high capacity firearms at the world's largest retailer and the impact this could have on Wal-Mart's reputation, particularly if such a product sold at Wal-Mart is misused and people are injured or killed as a result. In this way, the Proposal implicates significant policy issues that are appropriate for a shareholder vote.[9] Additionally, again consistent with the 1998 Release, the Proposal is not excludable because it does not seek to "micro-manage" Wal-Mart or "prob[e] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." (*Id.*) The Proposal does not involve "intricate detail" or seek to "impose specific time-frames" or dictate a "method[] for implementing complex policies." (*Id.*)

Trinity has carefully drafted its Proposal. It does not dictate what products should be sold or how the policies regarding sales of certain types of products should be formulated or implemented. Instead, as Trinity has explained in this litigation, "The Proposal intentionally ensures that any day-to-day decision-making concerning the matters raised in the Proposal is reserved to the management of Wal-Mart pursuant to policies created by management with Board oversight." (D.I. 38 at 14) For this reason, the no-action letters cited by Wal-Mart are distinguishable, as they involve circumstances Trinity has avoided by limiting its Proposal to the

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[9]*See also* SEC Staff Legal Bulletin No. 14E, 2009 WL 4363205, at *2 (Oct. 27, 2009) ("In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company. . . In addition, we note that there is widespread recognition that the board's role in the oversight of a company's management of risk is a significant policy matter regarding the governance of the corporation. In light of this recognition, a proposal that focuses on the board's role in the oversight of a company's management of risk may transcend the day-to-day business matters of a company and raise policy issues so significant that it would be appropriate for a shareholder vote.").

Board's decision-making process, as opposed to proposals that attempted to direct day-to-day operations. Wal-Mart cites many SEC no-action letters which, in Wal-Mart's view, "repeatedly concurred in the exclusion of shareholder proposals that relate to decisions by retailers concerning the sales of products." (D.I. 48 at 8) None of the letters cited by Wal-Mart involved proposals comparable to Trinity's. For example, *Gen. Elec. Co.*, 2010 WL 5067922 (Jan. 7, 2011), addressed a proposal seeking to reduce the role of GE Financial because "financial services should not be a core business of the General Electric Company." (*Id.* at *2) Similarly, *Walt Disney Co.*, 2010 WL 4312760 (Dec. 22, 2010), addressed a proposal to modify smoking policies at the company's theme parks. Three other no-action letters dealt with defining policies and reporting obligations regarding possible toxic and hazardous products offered for sale. *See Wal-Mart Stores, Inc.* 2008 WL 5622715 (Feb. 27, 2008); *Home Depot, Inc.*, 2008 WL 257307 (Jan. 25, 2008); *Family Dollar Stores, Inc.*, 2007 WL 3317923 (Nov. 6, 2007). Each of these proposals requested policies or information – such as information on the companies' efforts to minimize exposure to toxic substances, attempts by the companies to secure supply chains, options for alternative safer products, and encouraging suppliers to reduce or eliminate harmful substances – which directly impacted the ordinary business operations of the companies involved far more than Trinity's Proposal would directly impact Wal-Mart's.

It is true that the ordinary business exception of Rule 14a-8(i)(7) is written broadly, allowing exclusion of a shareholder proposal that "***deals with*** a matter ***relating to*** the company's business operations." 17 C.F.R. § 240.14a-8(i)(7) (emphasis added); *see also* D.I. 51 at 5. However, viewed at a general level, ***anything*** a company like Wal-Mart does at least somewhat "deals with" a matter "relating to" the company's business operations. Such a broad reading is inconsistent with the guidance provided by the SEC itself (for reasons already explained above)[10] and, if adopted, would improperly permit the "exception to swallow the rule."

Wal-Mart places heavy reliance on the SEC's grant of its no-action request, a factor to which the Court also accorded significant weight at the preliminary injunction stage. (*See, e.g.*, D.I. 48; D.I. 23 at 44) It is unnecessary (because immaterial) for the Court to resolve the parties' factual debates as to precisely how no-action letters are prepared and how thoroughly the SEC staff is able to analyze issues presented in these types of requests. (*Compare* Informal Procedures for the Rendering of Staff Advice with Respect to Shareholder Proposals, Release No. 9344, 1976 WL 160411, at *3 (July 7, 1976) (noting that Commission has limited staff and "cannot do more in each case than make a quick analysis of the material submitted") *with* Cross Decl., D.I. 52 at 3 (outlining three levels of attorney review involved in handling no-action requests)) It is undisputed that the final determination as to the applicability of the ordinary business exception is for the Court alone to make. *See Apache*, 621 F. Supp 2d at 449. Indeed, the SEC has itself made this point, stating:

> It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. ***Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials.*** Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from

[10]*See, e.g.*, 1998 Release at 29108 (stating "proposals ***relating*** to such matters [e.g., production decisions, retention of suppliers] but ***focusing on sufficiently significant social policy issues*** . . . generally ***would not be considered to be excludable***") (emphasis added).

the company's proxy materials.

Div. of Corporate Fin., Informal Procedures Regar[d]ing Shar[e]holder Proposals; *www.sec.gov/divisions/corpfin/cf-noaction/14a-8-informal-procedures.htm* (11/21/2011).

Nor does the fact that the Court denied Trinity's motion for a preliminary injunction preclude the Court from ruling in favor of Trinity on the motions for summary judgment. As Wal-Mart understandably emphasizes, the Court earlier concluded that Trinity was not likely to succeed on the merits of its claims, and no facts have changed since the time the Court reviewed the preliminary injunction motion. (D.I. 48 at 6) However, at that earlier time Trinity was seeking "extraordinary relief" (D.I. 23 at 42) and the Court's analysis was, necessarily, rushed as well as truncated. In fact, a mere ten days passed between the filing of the motion and the oral argument and the Court's ruling on it. Under the tight time constraints, the Court did not even permit full briefing on the preliminary injunction motion. As the Court noted at that time, "one hopes that if the case proceeds, I'll at least have more time to reflect further on the argument." (D.I. 23 at 45) Having now had the benefit of that time for reflection, as well as the invaluable assistance of additional briefing and oral argument, the Court sees the issues in the way it has explained here.

As a final matter, the Court rejects Wal-Mart's newest contention, that Trinity's Proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite.[11] The SEC has stated that a proposal is excludable under Rule 14a-8(i)(3) if it is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal

[11]Wal-Mart did not raise this argument in connection with the preliminary injunction motion, or before the SEC, but only for the first time in its summary judgment briefing.

(if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." SEC Staff Legal Bulletin No. 14B, 2004 WL 3711971, at *4 (Sept. 15, 2004). Here, neither stockholders nor Wal-Mart will have any such problem. If Wal-Mart's shareholders approve Trinity's Proposal, the Committee's charter will be amended, and thereafter the Committee will be obligated to "provid[e] oversight concerning the formulation and implementation of . . . policies and standards that determine whether or not" Wal-Mart should sell certain products. Determining the specifics of the policy to be formulated, details about how it is implemented, and assessing what products may be "especially" dangerous or have "substantial potential to impair" Wal-Mart's reputation or "would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brand," are all matters properly delegated to the Committee to evaluate in its discretion.

Wal-Mart is undoubtedly correct that the "broad variety of products offered by Wal-Mart and the numerous customers, employees and communities around the world with whom Wal-Mart works" mean that "there is no ***single*** set of 'family and community values' that would be readily identifiable as being 'integral to the company's promotion of its brand.'" (D.I. 48 at 17-18) (emphasis added) But from this it does not follow that shareholders voting on the Proposal, or the Committee in implementing it (if approved), would be unable to determine with reasonable certainty what the Committee needs to do. Instead, it merely illustrates, again, that the Proposal properly leaves the details of any policy formulation and implementation to the discretion of the Committee, showing once more that the Proposal does not dictate any particular outcome or micro-manage Wal-Mart's day-to-day business.

The Court's conclusion that Trinity's Proposal is not impermissibly vague and ambiguous is supported by several SEC denials of no-action requests arising under Rule 14a-8(i)(3). For example, the SEC found a proposal seeking the establishment of "a Public Policy Committee to assist the Board of Directors in overseeing the Company's policies and practice that relate to public policy including human rights, corporate social responsibility . . . and other public issues that may affect the Company's operations, performance or reputation, and shareholders' value," not to be vague and indefinite. *NetApp, Inc.*, 2014 WL 1878421 (June 27, 2014). Similarly, in denying a no-action request by Western Union, the SEC found not vague and indefinite a proposal that "the Board of Directors create and implement a policy requiring consistent incorporation of corporate values as defined by Western Union's stated policies (including Our Values, Corporate Citizenship, Corporate Governance, and especially Our Code of Conduct) into Company and WUPAC political and electioneering contribution decisions." *The Western Union Co.*, 2013 WL 368364 (March 14, 2013).

For all of these reasons, the Court will grant Trinity's motion for summary judgment on Count I of the amended complaint, which relates to Trinity's 2014 Proposal. The Court will deny Wal-Mart's cross-motion for summary judgment with respect to Count I.[12]

INJUNCTIVE RELIEF

Trinity seeks as a remedy not just a declaratory judgment, but also "injunctive relief enjoining Wal-Mart from relying on Rule 14a-8(i)(7) to exclude the Proposal from its 2015 Proxy Materials." (D.I. 38 at 1) Traditional rules of equity apply to requests for injunctive relief. *See eBay, Inc. V. MercExchange, L.L.C.,* 547 U.S. 388 (2006). "The decision to grant or deny

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[12]The parties' summary judgment motions as they relate to Count II, and a potential 2015 Proposal, will be denied as moot because, as explained in connection with the motion to dismiss, the Court lacks subject matter jurisdiction with respect to this unripe claim.

permanent injunctive relief is an act of equitable discretion by the district court." *Id.* at 391. The Court "must consider whether: (1) the moving party has shown actual success on the merits; (2) the moving party will be irreparably injured by the denial of injunctive relief; (3) the granting of the permanent injunction will result in even greater harm to the defendant; and (4) the injunction would be in the public interest." *Shields v. Zuccarini*, 254 F.3d 476, 482 (3d Cir. 2001).

Trinity has met its burden. Trinity has shown that its Proposal should not be excluded from Wal-Mart's proxy materials under the "ordinary business exception" of Rule 14a-8, or on any other basis to which Wal-Mart has directed the Court. Trinity will be irreparably harmed if it is again deprived of the opportunity to put its Proposal before Wal-Mart's shareholders for a vote at the next annual meeting. By contrast, granting Trinity's requested injunctive relief does not result in a greater injury to Wal-Mart, as Wal-Mart strives (as it must) to include all compliant shareholder proposals in its proxy materials, and the Court has determined that Trinity's Proposal is precisely such a proposal. (*See* Hr'g Tr. at 74) (Wal-Mart's counsel stating, "I just want to make clear [Wal-Mart] include[s] 14a-8 compliant proposals.") Lastly, granting the injunction serves the public interest by providing Wal-Mart's shareholders the opportunity to vote on Trinity's Proposal and by upholding the SEC's rules. Accordingly, the Court will grant Trinity injunctive relief, in addition to a declaratory judgment.

CONCLUSION

For the reasons stated above, the Court will deny Wal-Mart's motion to dismiss Count I of the amended complaint and grant its motion to dismiss Count II of the amended complaint. The Court will grant Trinity's motion for summary judgment as to Count I and deny Wal-Mart's cross-motion for summary judgment as to that same count. The parties' summary judgment motions will be denied as moot with respect to Count II. The Court will further grant Trinity's requested relief in the form of a declaratory judgment and permanent injunction. An appropriate order follows.